Filed by: Travelers Property Casualty Corp. pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Travelers Property Casualty Corp. Commission File No.: 333-111072

     This filing contains certain forward-looking information about Travelers Property Casualty Corp. (“Travelers”), The St. Paul Companies, Inc. (“The St. Paul”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, including the risks described in the joint proxy statement/prospectus of Travelers and The St. Paul under “Risk Factors”, many of which are difficult to predict and generally beyond the control of Travelers and The St. Paul, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

     Some other risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the Securities and Exchange Commission (the “SEC”) made by Travelers and The St. Paul; the inability to obtain price increases due to competition or otherwise; weakening U.S. and global economic conditions; losses in investment portfolios and losses due to foreign currency exchange rate fluctuations, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates and rates of inflation; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding our expectations; exposure to, and adverse developments involving, asbestos claims and related litigation, environmental claims and related litigation, medical malpractice claims, surety claims and assumed reinsurance; the impact of claims related to exposure to potentially harmful products or substances, including, but not limited to, lead paint, silica and other potentially harmful substances; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of our subsidiaries to pay dividends to us; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact of new theories of liability; the impact of legislative actions, including federal and state legislation related to asbestos liability reform; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in claims-paying and financial strength ratings; the loss of or significant restriction on the ability to use credit scoring in the pricing and underwriting of insurance policies; amendments and changes to the risk-based capital requirements; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies on the proposed merger; the reaction of Travelers and The St. Paul’s customers, agents, brokers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of Travelers and The St. Paul; and diversion of management time on merger-related issues.

     Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Neither Travelers nor The St. Paul undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Travelers’ and The St. Paul’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

     This filing may be deemed to be solicitation material in respect of the proposed merger of Travelers and The St. Paul. On December 10, 2003, The St. Paul filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF

TRAVELERS AND SHAREHOLDERS OF THE ST. PAUL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Travelers and shareholders of The St. Paul. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Attention: Investor Relations, or from The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102, Attention: Investor Relations.

     Travelers, The St. Paul and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Travelers’ directors and executive officers is available in Travelers’ proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on March 17, 2003, and information regarding The St. Paul’s directors and executive officers is available in The St. Paul’s proxy statement for its 2003 annual meeting of shareholders, which was filed on March 28, 2003, as supplemented by the Additional Materials filed pursuant to Schedule 14A of the Securities Exchange Act of 1934, as amended, on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC as they become available.

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     The attached excerpts are transcribed from an earnings conference call held by Travelers Property Casualty Corp. on January 29, 2004, at which various developments of the announced merger with The St. Paul Companies, Inc. were discussed:

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Bob Lipp, Travelers Property Casualty Corp. – Chairman and Chief Executive Officer

Just to conclude I will say a few words about the integration and the proposed combination and the transaction with St. Paul. I think we are speaking for everybody, we are very pleased with the progress and what we’ve seen to date and how both teams of management are working very closely together.

This is actually a structure of some 30 odd integration teams have been set up that are looking at all the issues, and we are moving rapidly and in terms of putting the two companies together, of course obviously subject to the final shareholders approval and hope to conclude as you can see from the public announcements some time in the second quarter.

We also set our special shareholders meeting for March 19 and that’s just been announced I guess last night or this morning. So things are very much on track and I think the feel of what we thought would be the tremendous positives from putting the two companies together continues.

Obviously we are going to have an extremely wide product line. We are going to have a great reputation and strength of the independent agents. We are going to have better geographic distribution in terms of the combined company, a great pool of talent which is as you know is being set up in the organization and I think things are going very well in terms of establishing and achieving the goals that we think are just going to be a, we think a terrific company with a great deal of strength and great service to our independent agents and to the brokers.

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Brian Meredith, Analyst

Good morning, everybody. Two questions.

The first one. The commercial lines, I was wondering if you could talk a little bit about what happened with the new business growth in the small commercial? It was extremely strong last couple of quarters and roughly flat this quarter. Any issues with agency concentration, potentially, or agency hesitance with a big acquisition coming up, big merger.

Doug Elliot, Travelers Property Casualty Corp. – Chief Operating Officer

I don’t think so, Brian. We certainly are seeing competition, I would characterize a little more aggressive in the fourth quarter than prior parts of 2003. For the year we had a terrific, I think result. 91 is not a small number in the quarter. And we clearly have a very focused effort, at particular niches.

I think we’ve talked to you in the past that there are certain classes we avoid and stay away from and they would include small contractors and a few others. We also are very mindful of Workers’ Comp. pieces state by state. As I look at our mix strategy I am very comfortable that organically we are growing where we want to grow, and we are avoiding certain parts of the country that I think we should avoid.

Brian Meredith, Analyst

Ok. One other question.

If I look at what the rating agencies have been doing recently, particularly related to St. Paul’s announcement, and as you think about it, Bob, when you went into this merger agreement was there a rating per each rating agency that you were kind of hopeful to have with the combined entities? And kind of as you look out here, if indeed you are not going to achieve those ratings, would you have any thoughts of potentially raising some capital post the merger to strengthen the combined ratings of the organization? Or would you be satisfied with the ratings downgrade on the Travelers of the combined organization?

Bob Lipp, Travelers Property Casualty Corp. – Chairman and Chief Executive Officer

I think our hope is especially because we are keeping the pools separate and everything else that we would be able to maintain actually both of the ratings for St. Paul and for Travelers. Essentially the answer is, you know, we will wait and see on that, S&P has indicated that they actually will, at the time of the merger, will go to a combined rating which will be at the St. Paul level. But we would hope that that isn’t the case with others and that’s really the reason we kept the pools separate. So because we obviously went into this with different ratings. And we have certainly no present plans to do anything. We don’t think it’s necessary and we are just hopeful that it works out properly.

Brian Meredith, Analyst

Does having split ratings create any potential marketing issues?

Bob Lipp, Travelers Property Casualty Corp. – Chairman and Chief Executive Officer

I don’t think so. Doug, do you see anything there?

Doug Elliot, Travelers Property Casualty Corp. – Chief Operating Officer

I don’t believe so, Brian.

Brian Meredith, Analyst

As an agent wouldn’t you want to put a piece of business with the Travelers paper instead of St. Paul?

Doug Elliot, Travelers Property Casualty Corp. – Chief Operating Officer

Both ratings are fine in the marketplace. Obviously there is a difference but St. Paul has their own marketing approach, and they had a strong year with what they are doing. I don’t see that as an issue going forward.

The second part of your first question, though, I just want to come back to, you asked about the merger dynamic vis-a-vis the fourth quarter flow, I think it’s too early to tell. I think that based on the reaction I hear in the marketplace from agents, we are fine, we are out there, we are sharing. What we can share obviously when we come together we will have a go forward attack but as I look at fourth quarter business I think it was much more driven by things we wanted to do and things we did.

Brian Meredith, Analyst

Have you put any special retention commissions or anything to keep business?

Doug Elliot, Travelers Property Casualty Corp. – Chief Operating Officer

No.

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Elaine Caglin, Analyst

Are you unable to do share buy-backs during this merger phase? Maybe you can tell us a little bit if there are restrictions....

Bob Lipp, Travelers Property Casualty Corp. – Chairman and Chief Executive Officer

...On the share buy-back we are in registration so I think we are looking at the lawyers around the table and so forth so I suspect we will not be active in share buy-back during this period.

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Elaine Caglin, Analyst

If I could follow up on the surety business, in the conference call with St. Paul earlier, their combined ratio on the surety and construction business is running in the 116%.

Now that you’ve looked at both businesses, is there, what are the differences of how your book is versus theirs? Is it the type of business? Is it the profile? Why are you so satisfied with the results and obviously they are not?

Doug Elliot, Travelers Property Casualty Corp. – Chief Operating Officer

This is Doug. Let me just talk about our business and surety.

I think that we’ve been very consistent and very conservative as an underwriter in the surety segment, both contract and construction not to say we haven’t had losses but our numbers over a long period of time have been very, very strong and many in the industry see us as a market leader, and I would certainly share that opinion.

I would characterize my knowledge of the St. Paul book as limited. I think that what I’ve heard publicly is that they have had some spikes in their loss ratio activity. So as you work your way through those spikes I don’t know what the core run rate is, I just feel very comfortable with what we’ve done. We scrub our book monthly. I understand and work with those folks in terms of appetites and where they focus. I just think it’s a very well run organization.

Bob Lipp, Travelers Property Casualty Corp. – Chairman and Chief Executive Officer

I think just to follow on, Doreen is not here, who is intimately familiar through due diligence with what the surety book of the St. Paul is.

I think Jay has talked about this before; they’ve had significant management changes over the last couple of years. They are not too satisfied with certain areas. We’ve had alternatively really and actually Doreen has been in our surety area and she ran it which is the basis of it for many years and Joe Kiernan before that, we’ve had a stability of this operation in management for many, many years, it’s just that that may be a reason for the difference, or at least the partial reason. I think when we put this together, and especially since Doreen will be running the combined operation, we look forward to significant improvements. So that would be my guess of the differences.

Elaine Caglin, Analyst

Thank you.

Operator

Next question comes from Ira Zuckerman. Please go ahead.

Ira Zuckerman, Analyst

Following up on the question of catastrophe load, given the geographic spread that you’ll achieve with the two combined companies, do you envision greater or less need for reinsurance on the catastrophe level? Then I have another follow-up question.

Doug Elliot, Travelers Property Casualty Corp. – Chief Operating Officer

Our early look at the exposure balance across the country, it suggests any way that we achieve even more balance than over concentrated areas. So I think the early look is very positive. I think that will factor in our reinsurance buying conversation. We had not concluded any of those discussions.

I think we’ve shared with you in the past that our major treaty on cat comes up in July. So those are all conversations we will be having in the second quarter.

Ira Zuckerman, Analyst

The other question I have is more a philosophical one. The two companies have differed significantly in the amount of disclosure we’ve had on a buy line basis. Have you decided how much you are going to share with us in the future?

Jay Benet, Travelers Property Casualty Corp. — Chief Financial Officer

That’s a work in process right now. If you’ll read as I hope you believe that more disclosure is better, we like to be very transparent. We will be putting together these two companies. The amount of data that we need to sift through to get everything into one format is going to be a bit of a challenge initially. But we will certainly be committed to providing good, robust disclosure to you.

Ira Zuckerman, Analyst

Just as a helpful hint, if when you do disclose it it would be nice if you could give us a fairly significant backlog of combined numbers so we don’t have to rebuild models all by ourselves.

Jay Benet, Travelers Property Casualty Corp. — Chief Financial Officer

I think the intent would be to go back in time and give you that ability. As you go forward one of the things that’s going to change everything, just to remind everybody, is that when applying purchase accounting to this whole enterprise, effective the day of the merger closing, all of St. Paul will be revalued under P-GAAP and the history of Travelers as you see it will be in the comparative period going backwards, but we will have to work with you to provide you a guideline to get to the underlying earnings of the place.

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Hugh Warns, Analyst

Good morning everyone. One question I have is just getting back to the reserve side again.

If you look at yourself and St. Paul and go back to the fourth quarter of ‘01 you’ve collectively wiped out about $4 billion of equity and reserve charges, almost 25% of collective equity between the two guys in that starting period. What kind of confidence are we supposed to have going forward that we are not going to have a problem?

That’s first and foremost. Second is on the due diligence side. What level of due diligence have you done on St. Paul regarding the prior platinum businesses, the reinsurance businesses? Can you give us some color on that?

Bob Lipp, Travelers Property Casualty Corp. – Chairman and Chief Executive Officer

Sure. Let me start out and let anybody else jump in. We are all involved in it. Certainly as far as the run off business and the reinsurance platinum rate, we’ve done full due diligence on that. That was part of the process. We discussed that when the merger was announced and obviously we are quite comfortable there.

It’s just, so we really, and I guess, Jay, I’m sure in answer to that same question, they have not made any change in that. I think it’s all been in med-mal as you see which has been I think adequately discussed in terms of the reasons for that. So the due diligence.

Hugh Warns, Analyst

Did your due diligence overturn any kind of issues in the med mal before St. Paul took the charge in the last week or so?

Bob Lipp, Travelers Property Casualty Corp. – Chairman and Chief Executive Officer

I think that that is really something we are not going to discuss but let me put it this way is that the public announcements, we certainly had access to due diligence and they were certainly consistent with the sort of indicators that St. Paul had given in terms of their feeling about med mal.

As you recall from the last couple of quarters based on their formulas and the redundancy percentages, they had indicated that if the redundancy percentage did not stay at a certain level they would be looking at an increase, they talked about $250 million, but that was something that they publicly disclosed for actually several quarters.

I think, see I’ve forgotten the other, oh, going back to fourth quarter of ‘01. Obviously I can only state our situation; our major charge off at that time was the asbestos reserve which obviously was because of changing conditions and a significant study that was done by Susan and her team going back to the last quarter of ‘02. That was the primary reason for our, that was the bulk of what we’ve done. I can’t comment, I think Jay’s situation at St. Paul is a very significant change in restructuring of the business strategy of the company.

So they exited two very significant lines where it was necessary, I think those were the things that really made a huge plus for that company and put it in a situation where it’s a real active company that’s going to make a great partner for us in the future. So.

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